Exhibit 14

CanArgo Energy Corporation

CODE OF BUSINESS CONDUCT AND ETHICS

Policy

This policy applies equally to all Employees of the Company. All Employees are obliged to exercise honesty, integrity, diligence and to comply with all applicable legal and regulatory requirements in the performance of their duties on behalf of the Company. This includes a responsibility to avoid activities or interests which might conflict with this obligation, whether it involves the Employee or members of the Employee’s family. As used herein the term “Employees” or “Employee” refers to each employee and officer, including, without limitation, the chief executive officer, the principal financial officer, the principal accounting officer or controller, and persons performing similar functions, as well as the directors of the Company. The term “Company” refers collectively to the Company and its subsidiaries.

Responsibility for Handling Company Funds.

Employees who have access to Company funds in any form must know and follow Company procedures and practices for handling and protecting these funds. If an Employee’s job requires him or her to make adjustments to bills, spend Company funds or incur personal expenses to be later reimbursed, it is that Employee’s responsibility to ensure that the Company gets good business value for the expenditure.

Secret or undisclosed compensation, refunds, rebates or commissions payable to anyone, including other Employees, is strictly prohibited.

When money is owed to the Company, as in refunds for transportation, it is the Employee’s duty to notify the proper person responsible for accounting for such funds. Company funds are to be used for business purposes only and never for the personal benefit of an Employee, neither would the Employee be expected to subsidise the Company’s activities.

Preparation and Maintenance of Company Records

Accurate, reliable records of many kinds are necessary to meet the Company’s legal and financial obligations, and to manage the affairs of the business. Purchase Orders, Work reports, receipts, invoices, payroll records and other similar records must be factual, accurate and complete.

No record entry, voluntary omission or other subterfuge, such as deferral of payment, may be made with the intent of obscuring or disguising the true nature of a transaction on the Company’s books.

Knowingly falsifying data entered on any record, memorandum, performance measurement or any report is considered a serious breach of this Code.

Protection of Company Property

All Employees are responsible for the protection of Company property used in carrying out their duties, including taking reasonable measures to prevent theft or damage. Equipment, tools and supplies are to be used only in the Company’s interest. Company property must not be taken, sold, loaned, destroyed or given away without prior authority.

Conflicts of Interest

Conflict of interest refers to a situation in which an Employee’s private interests may affect or be detrimental to the best interests of the Company. Employees must avoid circumstances which would:

•	knowingly involve them in any illegal or improper activity relating to the Company’s affairs;

•	impair their judgement, initiative or efficiency in the job; or

•	be harmful or detrimental to the Company’s activities or reputation.

A Conflict of Interest may include those situations where an Employee:

1.	has an outside interest which materially encroaches on time and attention that should be devoted to the proper performance of their duties on behalf of the Company;

2.	has a direct or indirect interest in, or relationship with, a third party, or with a person in a position to influence the actions of such third party that might:

a.	make possible personal gain or favour to the Employee involved, or any of his or her immediate relatives;

b.	cause the Employee to favour the interests of a third party for personal reasons or in some manner inhibit the Employee’s impartiality;

c.	place the Employee in an embarrassing or ethically questionable position in the eyes of the public or any external organizations to the detriment of the Company; or

d.	reflect unfavourably on the integrity of the Employee or Company;

3.	makes use of Company information to the personal benefit of the Employee or any of his or her immediate relatives by making available such information to outside interests; or uses the information to further his or her interests or those of his or her immediate family;

4.	has a direct or indirect financial or other business relationship which is actually or reasonably likely to be detrimental to the Company’s best interests;

5.	engages in an undisclosed or unapproved business transaction on behalf of the Company with a relative or with a firm in which the relative is a principle, officer or representative;

6.	unless previously agreed with the Company, has other gainful employment such as sales, consultation, operation, maintenance, repair, design, construction or installation that is in competition with or offers the same services as the Company. The term “gainful employment” includes personal effort, direction, training of other persons, or consultation or advice for any form of remuneration;

7.	provides to the Company for their personal gain, work, supplies or any service, or engages in any other business transaction with the Company, in addition to their normal employment with the Company;

8.	has a relationship with a superior or subordinate which leads to personal gain or favour to the Employee involved, or his or her immediate relatives resulting from the superior’s influence; or

9.	accepts significant gifts or benefits of any kind from a supplier which has or may have dealings with the Company.

Disclosure

All Employees should use their best efforts to ensure full, fair, accurate, timely and understandable disclosure in all periodic and other reports and documents required to be filed by the Company with any governmental authority. It is against Company policy knowingly to supply false or misleading financial information regarding the Company to any person. Each Employee will co-operate with the Company’s auditors and under no circumstances withhold information from them.

Definition and Resolution

It is difficult to define every circumstance that could result in a conflict of interest. Employees should always depend on sound judgement and moral integrity in assessing such situations.

Questions of ethical conduct can usually be resolved in making the situation known to your Supervisor or the Board of Directors and seeking approval to proceed.

I, _____________________________, do hereby acknowledge and agree to abide by and comply with this Code of Conduct.

Dated_____________________________20_____at_______________________

Employee’s Signature